      As filed with the Securities and Exchange Commission on July 29, 2002
                                                            File No. 1.070-09691

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------
                                 AMENDMENT NO. 2
                                       TO
                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                        ---------------------------------

                               Exelon Corporation
                          Exelon Ventures Company, LLC
                         Exelon Enterprises Company, LLC
                                InfraSource, Inc.
                       Exelon Energy Delivery Company, LLC
                         Exelon Generation Company, LLC
                             c/o Exelon Corporation
                            10 South Dearborn Street
                                   37th Floor
                                Chicago, IL 60603

         (Name of company filing this statement and address of principal executive offices)


                               Exelon Corporation

                    (Name of top registered holding company)

                               Randall E. Mehrberg
                    Senior Vice President and General Counsel
                               Exelon Corporation
                            10 South Dearborn Street
                                   37th Floor
                                Chicago, IL 60603

                     (Name and address of agent for service)

                        ---------------------------------

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

                                William J. Harmon
                           Jones, Day, Reavis & Pogue
                           77 West Wacker, Suite 3500
                                Chicago, IL 60601
                      (312) 782-3939 wjharmon@jonesday.com
                                     ---------------------

                                Table of Contents

Item 1. Description of the Proposed Transaction .....................................   2

        A.  Introduction ............................................................   2

            1.  Summary of Request ..................................................   2

            2.  Description of the Parties to the Transaction .......................   2

            3.  Status of Restructurings ............................................   4

        B.  Infrastructure Service Businesses .......................................   4

        C.  Sale Of Certain Goods And Services Outside The United States ............   7

            1.  Approval Sought for Limited Activities ..............................   8

            2.  Location of Activities Limited ......................................   9

            3.  Exelon's Request is Substantially Similar to Precedent, Does not
                Create Additional Risks and Should be Approved ......................   9

        D.  Rule 54 .................................................................  11

Item 2. Fees, Commissions and Expenses ..............................................  12

Item 3. Applicable Statutory Provisions .............................................  12

Item 4. Regulatory Approvals ........................................................  13

Item 5. Procedure ...................................................................  13

Item 6. Exhibits and Financial Statements ...........................................  13

        A.  Exhibits ................................................................  13

        B.  Financial Statements ....................................................  14

Item 7. Information as to Environmental Effects .....................................  14

     The Form U-1 Application/Declaration filed June 9, 2000, as amended January 4, 2001, in this file number 70-9691 is hereby amended in its entirety as follows:

Item 1.  Description of the Proposed Transaction

     A.  Introduction

         1.   Summary of Request

     Exelon Corporation, a Pennsylvania Corporation ("Exelon")/1/, on behalf of itself and the Subsidiaries (as defined below) files this Application/Declaration under the Public Utility Holding Company Act of 1935 (the "Act") seeking authority to make investments in:

         .    infrastructure services businesses which are functionally related to its business as an integrated public utility company; and

         .    energy related businesses that, but for being conducted outside the United States, would constitute Rule 58 exempt activities of a type and in locations that the Commission has not had an opportunity to consider to date.

         2.   Description of the Parties to the Transaction

     Exelon has three principal operating public utility company subsidiaries (the "Utility Subsidiaries")/2/:

         .    PECO Energy Company ("PECO"), a Pennsylvania corporation and a public utility company engaged (i) in the transmission, distribution and sale of electricity and (ii) in the purchase and sale of natural gas in Pennsylvania;



_________________________________

     /1/ Exelon filed an Application-Declaration on Form U-1 (File No.70-09645) (the "Merger U-1") on March 16, 2000 and was created through transactions referred to therein as the Merger that were completed October 20, 2000, subsequent to the Commission issuing its order approving the Merger (the "Merger Order") (HCAR No. 35-27256, October 19, 2000, modified in HCAR No. 35-27259, October 20, 2000). On April 4, 2001, December 14, 2001, December 20, 2001, May 30, 2002 and June 27, 2002 Exelon filed a post-effective amendment on Form U-1 in file No. 70-9645 seeking modification of the Merger Order relating to certain Subsidiaries providing services to and from the Utility Companies at other than cost. On October 1, 2001, Exelon filed a post-effective amendment on Form U-1 in file No. 70-9645 seeking final approval of matters relating to Exelon Business Services Company, Exelon's service company. The Commission entered its order on November 2, 2000 (HCAR No. 35-27266; 70-9693) as supplemented on December 8, 2000 (HCAR No. 35-27296) (the "Financing Order") approving certain financing transactions for Exelon and its Subsidiaries. Exelon filed an Application/Declaration on Form U-1 (Docket 70-10050) seeking approval for some of the activities for which approval was sought in the previous amendment filed in this docket. The subject matters included in that new docket have been removed from this filing and are subject to the order in Exelon Corporation, Holding Co. Act Rel. No. 35-27547 (June 27, 2002). The remaining matters in this filing relate to subjects for which approval was originally sought in June 2000.

     /2/ For purposes of this filing, "Utility Subsidiaries" also includes Commonwealth Edison Company of Indiana, PECO Energy Power Company, Susquehanna Power Company and Susquehanna Electric Company.

         . Commonwealth Edison Company ("ComEd"), an Illinois corporation and a public utility company engaged in the transmission, distribution and sale of electricity in Illinois; and

         . Exelon Generation Company, LLC ("Genco"), a Pennsylvania limited liability company and a public utility company engaged in the generation and sale of electricity in Pennsylvania, Illinois and elsewhere and also engaged in electricity and energy commodities marketing and brokering activities and development and ownership of EWGs./3/

     In addition, Exelon has the following other principal Subsidiaries:

         . Exelon Energy Delivery Company, LLC ("Delivery"), the intermediate holding company for ComEd and PECO;

         . Exelon Business Services Company ("Exelon Services"), the service company for the Exelon System;

         . Exelon Ventures Company, LLC ("Ventures"), a non-utility company and a first tier Subsidiary of Exelon which has as wholly-owned subsidiaries, Genco and Exelon Enterprises Company, LLC
         ("Enterprises");/4/ and

         . Enterprises, the principal Subsidiary through which Exelon will conduct its non-utility businesses.

     Each of the directly or indirectly owned subsidiaries of Exelon as of the date hereof is referred to herein individually as a "Subsidiary" and collectively as "Subsidiaries." All of Exelon's direct and indirect Subsidiaries, other than the Utility Subsidiaries, are herein called the "Non-Utility Subsidiaries."

     For purposes of this Application-Declaration, the terms "Subsidiary" and "Subsidiaries" shall also include other direct or indirect subsidiaries that Exelon may form or acquire after the date hereof with the approval of the Commission, pursuant to the Rule 58 exemption or pursuant to Sections 32, 33 or 34 of the Act or otherwise expressly approved by the Commission./5/ Exelon and the Subsidiaries are sometimes hereinafter collectively referred to as the "Exelon System" or as the "Applicants."


____________________

     /3/ See the Merger U-1 regarding the corporate structure of Genco and the authority requested for certain interim operations regarding generating activities pending the completion of the Restructurings.

     /4/ As described in the Merger U-1, formation of Ventures was necessary to achieve the desired corporate reorganization of the Unicom Non-Utility Subsidiaries and the PECO Non-Utility Subsidiaries without incurring substantial income tax liability.

     /5/ In Exelon Corporation, Holding Co. Act Rel. No. 35-27547 (June 27,
2002), Exelon received authority to invest in businesses engaged in energy related activities ("Non-U.S. Energy Related Subsidiaries) that, but for being conducted outside the United States, would constitute Rule 58 exempt activities. Approval obtained in that order is only of activities that the Commission has authorized for other registered holding companies in the past.

         3.   Status of Restructurings

     As part of the Merger creating Exelon, the Commission approved certain corporate reorganization steps involving the separation of the businesses of the pre-merger companies into three business lines - energy delivery, energy generation and non-utility activities. All elements of the Restructurings are complete:

         .    The generating assets of ComEd and PECO were transferred to Genco effective January 1, 2001;

         .    Genco became the parent holding company effective January 1, 2001 for PECO Energy Power Company ("PEPCO"), Susquehanna Power Company ("SPCO") and Susquehanna Electric Company ("SECO" and together with PEPCO and SPCO, the "Conowingo Companies") which lease and operate the Conowingo hydroelectric project;/6/

         .    The exempt wholesale generator ("EWG") business of PECO -- AmerGen
         Energy Company, L.L.C. ("AmerGen") -- became a subsidiary of Genco effective January 1, 2001;

         .    Ventures was established as the parent holding company for Genco and Enterprises and substantially all of the Non-Utility Subsidiaries were reorganized to be Subsidiaries of Enterprises effective January 1, 2001;/7/

         .    Delivery was established as the parent holding company for ComEd and PECO effective April 18, 2001;/8/

         .    Genco has assumed the marketing efforts of PECO and ComEd/9/ and substantially all existing contracts have been assigned to or assumed by Genco; and

         .    Exelon filed the appropriate certificate of notification regarding the Restructurings on June 3, 2002.

     B.  Infrastructure Service Businesses

     In the Merger Order, the Commission approved the retention by Exelon of the businesses organized as Exelon Infrastructure Services ("EIS"). EIS has since been renamed as "InfraSource, Inc." and will be referred to herein as "ISI." The companies encompassed within the former EIS are described on pages A-23 through A-29 of the Merger Order.

________________

     /6/ Genco filed a Form U5A Notification of Registration on January 23,
2001.

     /7/ Ventures filed a Form U5A Notification of Registration on January 23, 2001.

     /8/ Delivery filed a Form U5A Notification of Registration on June 4, 2001.

     /9/ See Merger Order at note 26.

     The infrastructure services and related businesses are characterized in North America by a large number of relatively small companies. ISI has grown through acquisitions of a number of these companies. As demonstrated in the Merger Order, these businesses are all primarily in the infrastructure services and related businesses but frequently are not organized neatly into exactly the categories of activity that are clearly permitted by Rule 58. The fact that this industry, while predominantly "energy related" is not exclusively so was considered by the Commission in the Merger Order. The Commission found that these businesses, as so constituted at that time, were of a type that a registered holding company could retain./10/ This finding in Exelon's case was consistent with past Commission decisions./11/

     Exelon seeks permission herein to retain and expand its holdings in this area subject to the limitations set out herein. The Commission has approved generic approval for acquisitions of businesses that are functionally related but may not be exempt./12/

     In the Merger U-1, Exelon demonstrated that it could retain the infrastructure services and related businesses by showing that approximately 75% of the aggregate revenues of the ISI companies were derived from the portion of the business that is engaged in traditional infrastructure service functions ("Traditional Infrastructure Businesses"). Traditional Infrastructure Businesses include the construction of electric "transmission and distribution" facilities, substation construction, utility pipelines and other utility facilities,13 meter reading and installation and fiber-optic cable installation (which requires similar skills and equipment to the services related above and relates to activities that are exempt under Section 34 of the Act). The remaining 25% of revenues were derived from related activities including inside telecommunications wiring where the customers are industrial and commercial concerns, telecommunications installation and a small amount of other activities ("Approved Related Activities")./14/

     Thus, as was shown in the Merger U-1, ISI companies' revenues were and continue to be predominantly derived from the utility related activities of the Traditional Infrastructure Businesses. Exelon's businesses were, and continue to be, comparable to similar infrastructure services company groups the Commission has permitted registered holding companies to acquire as "functionally related" businesses or to retain in connection with merger transactions./15/ In fact,

________________

     /10/ Merger Order at 33.

     /11/ GPU, Inc., Holding Co. Act Rel. No. 35-27165 (April 14, 2000).

     /12/ Emera Incorporated, Holding Co. Act Rel. No. 35-27445 (October 1,
2001) (generic authority to make investments in energy related activities in the United States and Canada of a type specified in U-1 subject to overall dollar limitation.)

     /13/ Work for utilities will include electric, gas, water, sewer and telecommunications utilities as customers.

     /14/ ISI's activities (percent of revenues) for the quarter ended March 31, 2002 were as follows: T&D electric, 20.7%, substation construction, 20.8%, underground gas utility, 18.4%, meter reading and installation, 5.3%, fiber optic/cable installation, 5.2%, other related (cable trench work, fiber related smart traffic) 4.9%. These categories total 75.3% of revenues. The "non-utility" businesses contribute the remaining 24.7% as follows: I&C (inside electrical), 22.5% and telecommunications installation, 2.3%.

     /15/ GPU, Inc., Holding Co. Act Rel. No. 35-27165 (April 14, 2000). FirstEnergy Corp., Holding Co. Act Rel. No. 35-27459 (Oct. 29, 2001).

in some respects ISI represents a more "utility" related mix than the Commission's other precedent in this area./16/

     In addition to ISI, Exelon owns three other related businesses. Exelon Services ("ES") which provides services in heating, cooling, ventilation and industrial process systems, high and low voltage electrical power systems, lighting, environmental control, voice, video and data systems, building automation, security and access control and security systems, fire protection and plumbing systems and related activities, as well as energy performance contracting, turnkey energy and operational systems and distributed generation./17/ UT Holding Inc. provides district cooling and energy systems./18/ Exelon Capital Partners, Inc. maintains and manages intangible investments primarily in new and developing businesses related to the core businesses of infrastructure, mechanical, energy and thermal services./19/

     To the extent not exempt under Rule 58, Exelon seeks authority to continue to retain existing companies and to acquire additional infrastructure, mechanical, energy and thermal service companies so long as the following safeguards and conditions are met:

     First, taking each company including new acquisitions into account, at least 60% of the groups' total aggregate revenues must be derived substantially from Traditional Infrastructure Businesses as described above and/or other clear Rule 58 activities such as mechanical, energy and thermal services./20/

     Second, the remaining amount of the groups' total aggregate revenues (not more than 40%) must be derived substantially from Approved Related Activities.

     Third, while a particular company that is held would not itself have to meet the 60% - 40% test, no acquisition could be made unless, taking into account all companies, the


_________________

     /16/ Id. The MYR Group, Inc. acquired by GPU in that case derived its revenues as follows: T&D Services (construction and maintenance of transmission and distribution power lines and substations) 54%; Telecommunications (construction of telecommunications towers, installation of fiber optic and copper cables and certain telephone or communication systems) 10% and C&I Services (electrical system wiring for commercial and industrial customers), 33%. The activities classified as "telecommunications" in MYR include more activities than ISI includes in its "fiber optic" category. Thus, a truly comparable percentage of the "utility related" activities of MYR, as that term was used by ISI in the Merger Order, would be something greater than 54% and less than 64%. Accordingly, Exelon believes its proposed 60% rule is consistent with the GPU precedent.

     /17/ ES is a merged company consisting of entities known at the time of the Merger as Unicom Mechanical Services and Unicom Energy Services Inc. See pages A-1 through A-3 of the Merger Order.

     /18/ Exelon seeks authority to engage in thermal business outside the United States. See Item 1. C. below.

     /19/ See pages 1-13 of Exhibit I-1 of the Merger U-1 for a complete description of the services provided by these companies.

     /20/ As noted, under the Merger Order Exelon is authorized to hold ISI and its subsidiaries so long as ISI is predominantly (i.e., 75%) utility related infrastructure services. Under the authority granted in Docket 70-10050, Exelon may reorganize its corporate structure from time to time. Accordingly, Exelon may have more than one Subsidiary "group" that satisfies the test described above.

aggregate revenues of all companies are at least 60% from Traditional Infrastructure Businesses./21/

       Fourth, the business of Exelon's infrastructure groups would be limited to engaging predominantly in only the activities approved by the Commission as described in the Merger Order, i.e., Traditional Infrastructure Businesses and Approved Related Activities. Thus, the approval requested would not give Exelon carte blanche to invest in any type of business so long as it was diluted in the overall infrastructure services business. Only businesses of the type already reviewed and found acceptable could be acquired.

       Fifth, Exelon's aggregate investment in company groups pursuant to the preceding paragraph will be considered as "Rule 58" investments and will count against Exelon's Rule 58 Subsidiary investment limitation.

       The Commission has found the method proposed herein, of reviewing proposed new investments on a generic basis, to be reasonable and appropriate under the Act. The generic approval theory underlies the exemption given in Rule
58. Under that rule, specific case-by-case approval is not required for acquisition of energy related companies as defined under that Rule. In a recent case, the Commission used this same generic approval approach to allow the holding company system to acquire from time to time energy related businesses falling within a specific generic description subject to an overall dollar investment limitation./22/ Because, as noted, the North American infrastructure industry is characterized by the large number of smaller companies, unless the Commission grants Exelon the approval requested herein, Exelon will either have to forego attractive investment opportunities or seek individual Commission approval for each small transaction. Seeking individual approval would substantially increase the burdens on Exelon's business and the Commission's staff time and resources without any significant additional benefit to the public interest.

       With the safeguards listed above, and given that the proposed acquisitions closely relate to Exelon's utility business and its already approved infrastructure services business, Exelon believes that the proposed authority will be appropriate and in compliance with the Act.

       C.  Sale Of Certain Goods And Services Outside The United States.

       In docket 70-10050, Exelon received approval by the Commission to engage through Subsidiaries in energy related activities ("Non-U.S. Energy Related Activities") that, but for being conducted outside the United States, would constitute Rule 58 exempt activities./23/ Under that approval, Non-U.S. Energy Related Activities are limited to activities of the type the

_____________________

       /21/ These are summarized in footnote 14 above.

       /22/ Emera Incorporated, Holding Co. Act Rel. No. 35-27445 (October 1,
2001) (generic authority to make investments in energy related activities in the United States and Canada of a type specified in U-1 subject to overall dollar limitation.)

       /23/ Exelon Corporation, Holding Co. Act Rel. No. 35-27545 (June 27,
2002)

Commission has heretofore approved./24/ In this Application/Declaration Exelon seeks to expand the list of permitted activities to include types of businesses and locations outside the United States that the Commission has not had occasion to consider before.

            1.  Approval Sought for Limited Activities

       Approval is sought to engage in sales of only the following activities outside the United States:

       "Infrastructure Services." Utility infrastructure services, including the services provided by ISI, such as installing and maintaining underground communications and energy networks, high voltage transmission and distribution lines, substations and towers for electric and telecommunications companies, construction and ongoing maintenance services to industrial and municipal owners of complex electric and communications infrastructures on a nationwide basis, management of large volumes of technical service and repair work for communications and energy utilities and new residential design and construction services, permitting a single point of contact for the design and construction of all utility infrastructures (including electric, gas, water, sewer, cable and telephone) and outdoor lighting./25/

       "Thermal Services." Thermal services such as chilled water, steam, district heating and cooling and similar services./26/

_____________________

       /24/ The Commission has heretofore authorized non-utility subsidiaries of a registered holding company to provide various services outside the United States. FirstEnergy Corp., Holding Co. Act Rel. No. 35-27459 (Oct. 29, 2001) (approving energy management services and consulting services anywhere outside the United States and energy marketing in Canada and Mexico; Progress Energy, Holding Co. Act Rel. No. 35-27297 (Dec. 12, 2000) (approving energy management and consulting services anywhere outside the United States and energy marketing and brokering in Canada); EnergyEast Corp., Holding Co. Act Rel. No. 35-27228 (Sept. 12, 2000) (approving energy management and consulting services anywhere outside the United States and energy marketing and brokering in Canada); Cinergy Corp., Holding Co. Act Rel. No. 35-27124 (Jan. 11, 2000) (approving energy management and counseling services in Canada and Mexico); National Fuel Gas Co., Holding Co. Act Rel. No. 35-27114 (Dec. 16, 1999); American Elect. Power Co., Holding Co. Act Rel. No. 35-27062 (Aug. 19, 1999) (approving the brokering and marketing of electricity, natural gas and other energy commodities in Canada); Southern Energy, Inc., Holding Co. Act Rel. No. 35-27020 (May 13, 1999) (approving the brokering and marketing of electricity, natural gas and other energy commodities in Canada); Interstate Energy Corp., Holding Co. Act Rel. No. 35-27069 (Aug. 26, 1999) (approving energy management and consulting services anywhere outside the United States and energy marketing in Canada); Columbia Energy Group, Holding Co. Act Rel. 35-26868 (May 6, 1998) (approving energy management and consulting services anywhere outside the Untied States).

       /25/ See GPU, Inc., Holding Co. Act Rel. No. 35-27165 (April 14, 2000); Interstate Energy Corp., Holding Co. Act Rel. No. 35-27069 (Aug. 26, 1999) (approving such services by a Rule 58 subsidiary). To date the Commission has not approved this type of activity outside the United States. Exelon will apply the proposed 60/40 test described above to acquisitions involving approved foreign activities and may conduct its non-U.S. infrastructure services through ISI, ES or other Subsidiaries.

       /26/ Thermal Services in the United States were approved in the Merger Order. To date the Commission has not approved this type of activity outside the United States.

            2.  Location of Activities Limited

       Exelon requests authority to engage in the requested energy related activities only in the locations listed below:


       ---------------------------------------------------------------------
       Activity                        Location
       ---------------------------------------------------------------------
       Infrastructure Services         Canada, Mexico and the countries of
                                       the Caribbean/27/

       ---------------------------------------------------------------------
       Thermal Services                Canada and Mexico
       ---------------------------------------------------------------------

            3. Exelon's Request is Substantially Similar to Precedent, Does not Create Additional Risks and Should be Approved

       As noted, the Commission has on a number of occasions approved activities which would qualify for Rule 58 but for the fact that they were conducted outside the United States. Exelon believes that the activities listed above for which approval is sought are not substantively different from those already approved to be conducted outside the U.S.

                a.   Infrastructure Services

       Exelon requests authority to engage in Infrastructure Services in Canada, Mexico and the Caribbean. These services are also closely related to Exelon's core utility competence. The Infrastructure Services activities include many of the main activities that the Utility Companies engage in - installing and maintaining energy networks, high voltage transmission and distribution lines, substations and towers for electric and telecommunications companies and permitting a single point of contact for the design and construction of all utility infrastructures, for example.

       It would not be unusual for a foreign utility company ("FUCO") to perform these types of services and Exelon would thus be permitted to engage in many of these activities directly through any FUCO it owned. Exelon, however, does not currently own any FUCOs. There does not appear to be any basis for distinguishing between providing these services through a FUCO or through a Rule 58 Subsidiary which is approved to provide the services in Canada, Mexico and the Caribbean. Furthermore, requiring Exelon to conduct these activities through FUCOs would take away some of the efficiency of conducting such activities directly by Rule 58 Subsidiaries that already have the know-how and expertise in conducting such activities. For these reasons, and the further general reasons noted below, Exelon believes that the Commission should approve Infrastructure Services in Canada, Mexico and the Caribbean.

______________________

       /27/ This would include all of the island countries or territories in the Caribbean except Cuba (including The Bahamas, Jamaica, Cayman Islands, Haiti, Dominican Republic, British Virgin Islands, Barbados, Aruba, Trinidad and Tobago). Exelon considers Puerto Rico and the U.S. Virgin Islands as part of the United States.

               b.   Thermal Services

       With respect to Thermal Services, Exelon already provides these services in Canada and requests authority to provide such services in Canada and Mexico. In the Merger Order, the Commission reserved jurisdiction over the retention by Exelon of certain thermal businesses which operate in Canada (Northwind Thermal Technologies Canada, Inc., Unicom Thermal Technologies Inc., Edison Finance Partnership, and Edison Development Canada Inc.). All of these companies are either directly engaged in providing Thermal Services or were created for tax and financing purposes to facilitate the investment in the operating companies. Exelon requests that this filing be considered a request for the Commission to release jurisdiction over the retention of those businesses.

       In addition to the energy management, consulting and energy marketing activities noted above which the Commission has allowed in Canada, it has also allowed development, exploration and production of natural gas and oil in Canada./28/ Exelon submits that the risks associated with the Thermal Services which it conducts in Canada are not greater than the risks associated with oil and gas exploration and development or energy marketing and trading. Further, like the energy management and energy consulting, Thermal Services are closely related to Exelon's core activities. Thermal Services include construction and operation of facilities that are very similar to electric generation and distribution or gas distribution. For these reasons, and the further general reasons noted below, Exelon believes that the Commission should approve Thermal Services in Canada and Mexico.

               c.   General Reasons to Approve Request

       Exelon believes that the Commission can and should expand the ability of registered holding companies to engage in Rule 58 activities outside the United States for the following reasons. When Rule 58 was proposed, it did not contain a limitation that Rule 58 activities be confined to the United States./29/ When the Rule was adopted, however, the Commission inserted the "in the United States" requirement in Rule 58(b)(1) and (2). The only discussion of this change is found in a footnote to the release adopting the Rule. That footnote indicates the change was included based on then existing precedent and the markets with which the Commission was then familiar./30/ As demonstrated by the precedent cited above, the Commission is now familiar with a number of matters where Rule 58 activities conducted outside the United States have been approved. Furthermore, since the adoption of Rule 58 the Commission has had extensive experience with FUCOs and investments in United States registered holding companies by non-U.S. entities. The Commission has recognized the globalization of the utility industry and the need for U.S. utilities to remain competitive./31/

____________________

       /28/ See, NiSource, Inc., Holding Co. Act Release No. 35-27265 (Nov. 1,
2000).

       /29/ See Holding Co. Act Release No. 35-26313 (June 20, 1995) (the "Proposing Release").

       /30/ Holding Co. Act Release No. 35-26667 (March 24, 1997) (the "Adopting Release") at note 146.

       /31/ See, e.g., Holding Co. Act Release No. 35-27110 (concept release regarding investment in U.S. holding companies by non-U.S. entities).

       Exelon does not believe that any of the activities described herein involve any unusual risk merely because they may be conducted outside the United States. To the extent that non-U.S. operations involve additional or different risks than U.S. operations, Exelon will evaluate and seek to mitigate those risks in a manner similar to the manner it evaluates EWG and FUCO investments as described in Amendment No. 4 to the Form U-1 filed in File No. 70-9693 filed December 5, 2000. The Commission has recognized that a careful and structured review of risks by the investing company pursuant to a detailed policy adopted by its board of directors is the best way to identify and mitigate risks./32/

       Exelon does not believe that there are any risks in the activities listed above that are significantly different from the risks related to other activities which the Commission has approved be conducted outside the U.S. Although many of the existing orders have involved activities permitted in Canada and Mexico, they also have involved several other countries. Importantly, there is no limitation on world-wide location for EWGs or FUCOs under the Act. In allowing U.S. registered holding companies to participate in the global energy markets, Congress did not feel any need to restrict the location in the world where such activities could be undertaken. The Commission has relied on the risk identification and mitigation procedures of applicants to ensure that non-U.S. activities of EWGs and FUCOs, where ever located in the world, would not result in the harms sought to be avoided by the statute. The Commission can rely on the same protections for Rule 58 activities. Accordingly, there appears to be no basis to restrict Rule 58 activities to only those countries which have been mentioned in the existing precedent.

       Thus, there would not appear to be any basis for concluding that the activities listed above should be restricted only to the U.S. Accordingly, the Commission should approve Exelon's request as noted above.

       D.     Rule 54

       The proposed transaction is also subject to the requirements of Rule 54. Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a),
(b) and (c) of Rule 53 are satisfied.

       Exelon currently does not meet all of the conditions of Rule 53(a). As of March 31, 2002, Exelon's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1,353 million which is in excess of the 50% of Exelon's average consolidated retained earnings of $1,006 million at March 31, 2002 which is the "safe harbor" limitation contained in Rule 53(a). However, by orders dated November 2, 2000 and December 8, 2000 (HCAR Nos. 27266 and 27296, together the "Financing Orders"), the Commission has authorized Exelon to increase its "aggregate investment" in EWGs and FUCOs to an amount of

____________________
       /32/ The Commission explained this view in its release regarding the re-proposal of Rule 55 which would regulate investments in FUCOs. See Holding Co. Act Release No. 35-27342 (Feb. 7, 2001) at note 35.

up to $4 billion. Therefore, although Exelon's "aggregate investment" in EWGs and FUCOs currently exceeds the 50% "safe harbor" limitation, this investment level is permitted under the Financing Orders.

       In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which Exelon has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization, since the issuance of the Financing Orders, there has been no material adverse impact on Exelon's consolidated capitalization resulting from Exelon's investments in EWGs and FUCOs. At March 31, 2002, Exelon's consolidated capitalization consists of 34 % equity, 3% preferred securities, 61% long-term debt (including current maturities of long-term debt), and 2% short-term debt. These ratios are within acceptable industry ranges. The proposed transaction will not have any material impact on capitalization. Further, since the date of the Financing Orders, there has been no material change in Exelon's level of earnings from EWGs and FUCOs.

       Exelon satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Exelon maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Exelon's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Exelon directly or indirectly holds an interest. With reference to Rule 53(a)(4), Exelon will provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs
(1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transaction does not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

Item 2.       Fees, Commissions and Expenses

Estimated Legal Fees and Expenses                   $ 75,000
Estimated Miscellaneous Expenses                    $ 25,000
                                                    --------
         Total                                      $100,000
                                                    --------

Item 3.       Applicable Statutory Provisions

      Sections 9, 10, 11, 32, 33 and 34 of the Act and Rules 53, 54, and 58 are considered applicable to the proposed transactions as described below:

         TRANSACTION                             APPLICABLE SECTION OR RULE



Acquisition of functionally related            Sections 9(a), 10 and 11
infrastructure services businesses

Sale Of Certain Goods And Services Outside     Sections 9(c)(3); 11(b)(1); 32;
                                               33; 34 and

         TRANSACTION                             APPLICABLE SECTION OR RULE

The United States.                             Rules 53, 54 and 58.


       To the extent that the proposed transactions are considered by the Commission to required authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

Item 4.        Regulatory Approvals

       No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.        Procedure

       The Applicants hereby request that there be no hearing on this Application-Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is requested to issue and publish the requisite notice under Rule 23 with respect to this Application-Declaration by August 15, 2002; such notice specifying a the date by which comments may be entered and the date on which an order of the Commission granting and permitting the Application/Declaration to become effective may be entered by the Commission. The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.        Exhibits and Financial Statements

       A.      Exhibits

       -------------------------------------------------------------------------------------------------------------
            Exhibit No.                   Description of Document                         Method of Filing
       -------------------------------------------------------------------------------------------------------------
        A                    Restated Articles of Incorporation of Exelon        Incorporated by reference to S-4
                                                                                 Registration Statement, File No.
                                                                                 333-37082.
       -------------------------------------------------------------------------------------------------------------
        B                    Inapplicable                                        NA
       -------------------------------------------------------------------------------------------------------------
        C                    Inapplicable                                        NA
       -------------------------------------------------------------------------------------------------------------
        D                    Inapplicable                                        NA
       -------------------------------------------------------------------------------------------------------------
        E                    Inapplicable                                        NA
       -------------------------------------------------------------------------------------------------------------
        F-1                  Preliminary opinion of counsel to Exelon            Filed by amendment
       -------------------------------------------------------------------------------------------------------------
        F-2                  Past-tense opinion of counsel to Exelon             Filed by amendment
       -------------------------------------------------------------------------------------------------------------
        G                    Form of Notice of filing                            Filed herewith
       -------------------------------------------------------------------------------------------------------------

     B. Financial Statements

     ---------------------------------------------------------------------------
        Statement           Description                    Method of Filing
           No.
     ---------------------------------------------------------------------------
      FS-1         Historical consolidated           Incorporated by reference
                   financial statements of Exelon    to Annual Report on Form
                   and subsidiaries                  10-K for the year ended
                                                     December 31, 2001 and
                                                     quarterly report on Form
                                                     10-Q for the quarter ended
                                                     March 31, 2002
     ---------------------------------------------------------------------------

Item 7.   Information as to Environmental Effects

     The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application/ Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  July 29, 2002

                                        Exelon Corporation

                                        By /s/ Ruth Ann M. Gillis
                                           ----------------------

                                        Senior Vice President and Chief
                                        Financial Officer


                                        Exelon Ventures Company, LLC
                                        Exelon Enterprises Company, LLC
                                        InfraSource, Inc.
                                        Exelon Energy Delivery Company, LLC
                                        Exelon Generation Company, LLC

                                                 c/o Exelon Corporation
                                                 10 South Dearborn Street
                                                 37/th/ Floor
                                                 Chicago, Illinois 60603

                                        By Exelon Corporation

                                        By /s/ Ruth Ann M. Gillis
                                           ----------------------

                                        Senior Vice President and Chief
                                        Financial Officer